555 Eleventh Street, N.W., Suite 1000
Washington, D.C. 20004-1304
Tel: +1.202.637.2200 Fax: +1.202.637.2201
www.lw.com
FIRM / AFFILIATE OFFICES
Beijing	Moscow
Boston	Munich
Brussels	New York
Century City	Orange County
Chicago	Paris
Dubai	Riyadh
Düsseldorf	Rome
Frankfurt	San Diego
Hamburg	San Francisco
Hong Kong	Seoul
Houston	Shanghai
London	Silicon Valley
Los Angeles	Singapore
Madrid	Tokyo
Milan	Washington, D.C.

March 29, 2019

VIA EDGAR AND OVERNIGHT DELIVERY

Matthew Derby

Staff Attorney

Division of Corporation Finance

Office of Information Technologies and Services

United States Securities and Exchange Commission

100 F St., N.E.

Washington, D.C. 20549

Re:	Clarivate Analytics Plc Registration Statement on Form F-4

Filed February 27, 2019
File No. 333-229899

Dear Mr. Derby:

On behalf of our client, Clarivate Analytics, Plc, a public limited company incorporated under the laws Jersey, Channel Islands (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 1 (“Amendment No. 1”) to the above-captioned Registration Statement on Form F-4 of the Company filed with the Commission on February 27, 2019 (collectively, the “Registration Statement”).

This amendment reflects certain revisions to the Registration Statement in response to the comment letter to Mr. Jay Nadler, the Company’s Chief Executive Officer, dated March 26, 2019, from the staff of the Commission (the “Staff”). For your convenience, we are also providing copies of Amendment No. 1, marked to show changes against the Registration Statement, in the traditional non-EDGAR format to each of Christine Dietz, Frank Knapp, Matthew Crispino and you.

The numbered paragraphs in italics below set forth the Staff’s comments together with the Company’s response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

March 29, 2019

The Business Combination Proposal
Background of the Transactions, page 80

1.	We note your disclosure regarding negotiation of the terms of the Merger Agreement and Sponsor Agreement between December 24, 2018 and January 14, 2019. Please expand your disclosure to identify the material terms negotiated in these agreements and to add additional discussion regarding the negotiation of the Tax Receivable Agreement. Discuss briefly how the various identified issues were resolved, including any material concessions the parties made to move toward a final agreement.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on pages 82-85 of Amendment No. 1 under the caption “Background of the Transactions.”

Churchill’s Board of Directors’ Reasons for Approval of the Transactions, page 83

2.	In the listing of factors on page 85, please discuss whether Churchill’s Board considered as negative factors: (i) the determination not to obtain a third-party valuation or fairness opinion; ii) stockholders’ rights under the Amended and Restated Shareholder Agreement, including their right to designate up to nine directors of the company’s post-merger board; and iii) the fact that your public stockholders will hold a minority share position in the post-merger company.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on page 88 of Amendment No. 1 under the caption “Churchill’s Board of Directors’ Reasons for Approval of the Transactions.”

3.	Please elaborate upon how your financial advisors assisted your Board of Directors in recommending the transaction to shareholders. Clarify the role the advisors played in the negotiations and determination of the merger consideration. Also, clarify the steps and analyses the Board performed to conclude that the terms and conditions of the business combination were advisable, fair to and in the best interests of Churchill and its shareholders. If any of your financial advisors provided a report to the Board of Directors, please revise to provide the information required by Items 4(b) of Form F-4 and 1015(b)(6) of Regulation M-A.

Response: The Company respectfully notes the Staff’s comment and has added disclosure on page 86 of Amendment No. 1 under the caption “Churchill’s Board of Directors’ Reasons for Approval of the Transactions” to describe how Churchill’s financial advisors assisted Churchill’s board of directors in determining whether to recommend the Transactions to the Churchill stockholders and what role the financial advisors played in negotiation and determining the merger consideration. Disclosure has also been added on page 86 of Amendment No. 1 under the same caption to describe the steps and analysis Churchill’s board of directors undertook to conclude that the terms and conditions of the business combination were advisable, fair to, and in the best interests of Churchill and its shareholders. The Company supplementally advises the Staff that Churchill’s financial advisors did not provide any report to Churchill’s board of directors.

March 29, 2019

Certain Forecasted Financial Information for the Company, page 85

4.	You indicate that “Churchill management also presented a preliminary 2019 forecast that was adjusted for certain additional cost savings initiatives that Churchill expected to be implemented in 2019.” Please revise your discussion of the 2019 forecast provided to Churchill management to include a discussion of the cost savings initiatives and other quantifiable information.

Response: The Company respectfully notes the Staff’s comment and advises the Staff that disclosure has been added on page 90 of Amendment No. 1 in response to the Staff’s comments.

Comparable Company Analysis, page 87

5.	We note that your description of the comparable companies analysis uses Enterprise Value to Standalone Adjusted EBITDA as the method for determining the appropriate multiple to value the Company. Please present the results from this analysis for each company presented and tell us why your Standalone Adjusted EBITDA metric is useful in evaluating the companies listed. Also revise your disclosure to provide details with respect to the comparable companies the Board considered in determining the Company’s fair market value.

Response: The Company respectfully notes the Staff’s comment and advises the Staff that the enterprise value to adjusted EBITDA values provided for the selected comparable publicly traded companies are based on the adjusted EBITDA amounts reported by such companies and are not based on the Company’s Standalone Adjusted EBITDA. The Company believes Standalone Adjusted EBITDA reflects underlying indicators of the Company’s business and is one of a number of metrics that the Company’s management uses when assessing the Company’s performance. During the Transition, the Company’s results have been impacted by the Transition Services Agreement costs, separation and integration costs and transformational and restructuring expenses, as well as the difference in the Company’s actual standalone costs incurred relative to the steady state standalone cost estimate that the Company expects to achieve after completion of the Transition and optimization of the standalone functions by 2021. The Company also respectfully refers the Staff to the response to Comment No. 11 below.

Churchill’s management primarily relied upon a comparable company analysis to assess the value that the public markets would likely ascribe to the Company following a business combination with Churchill. Accordingly, Churchill’s management believes that comparing the Company’s Standalone Adjusted EBITDA performance metric to the comparable companies’ adjusted EBITDA performance metrics provides a representative comparison of the Company relative to the selected comparable publicly traded companies on a going-forward basis. The table below sets forth the analysis for each company presented in Amendment No. 1.

March 29, 2019

Company	Enterprise Value ($ in millions)	Enterprise Value/adjusted EBITDA 2019E
S&P	$47,612	13.8x
Moody’s	33,321	14.0x
IHS Markit	26,394	14.8x
FactSet	8,274	15.5x
Verisk	21,282	16.8x
MSCI	15,070	17.0x
Gartner	13,970	17.7x
Information Services Median	$21,282	15.5x

Additional disclosure has been added on pages 90-91 of Amendment No. 1 under the caption “Comparable Company Analysis” to explain the rationale for Churchill comparing the Company’s Standalone Adjusted EBITDA to the selected comparable publicly traded companies’ Adjusted EBITDA. Disclosure has also been added on page 91 of Amendment No. 1 under the same caption to provide details with respect to the selected comparable publicly traded companies.

Interests of Churchill’s Directors and Officers in the Business Combination, page 89

6.	We note that an affiliated entity, The Klein Group, LLC, acted as a financial advisor and aided in determining the fair value of the Company. Please discuss the risks associated with this potential conflict of interest.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on pages 20, 63, 93, 193 and F-69 of Amendment No. 1 in response to this comment.

Business of Clarivate, page 134

7.	Please revise your disclosure in this section and throughout to provide objective support for claims about your market position. As non-exclusive examples, we note your statements that “We are the leading global information services and analytics company” on page 134, and “We believe that we hold a #1 or #2 global market position by revenues across our key offerings” on page 137. We note that all of the comparable companies cited on page 88 appear to have greater revenue than the Company.

Response: The Company respectfully notes the Staff’s comment and advises the Staff that it is supplementally providing the support for such statements. The Company hereby requests that these materials be returned to the Company upon completion of the Staff’s review and that, pending such return, these materials be withheld from release. The supplemental materials are not being furnished in electronic format, and are not being filed with nor deemed part of the Registration Statement nor any amendment thereto. In addition to the foregoing, as required by Rule 418(b), and on behalf of the Company, we note that (i) the Company is requesting such treatment at the time the materials are furnished to the Staff, (ii) the return of the information is consistent with the protection of investors and (iii) the return of the information is consistent with the Freedom of Information Act.

March 29, 2019

The Company also advises the Staff that the comparable companies cited on page 91 of Amendment No. 1 are not actual competitors of the Company, but are comparable companies based on the fact that they are considered to be leaders in the information services sector, share similar operating characteristics (such as operating under a similar subscription-based business model and having high renewal rates) and engage in the provision of information to customers to aid in critical decision-making. However, these comparable companies engage in the provision of information for a variety of client needs in different industries as compared to the client needs that the Company serves. The Company’s belief as to its #1 or #2 global market position is based on a product-by-product analysis of its key offerings, not on a comparison of total revenue. Many of such products are offered by smaller companies compared to the Company.

Unaudited Pro Forma Condensed Combined Financial Statements, page 144

8.	We note adjustment (N) for the Tax Receivable Agreement Liability. Please explain your accounting under the Tax Receivable Agreement and refer to the authoritative guidance you relied upon.

Response: The Company respectfully notes the Staff’s comment and advises the Staff that it considers ASC 450 the applicable authoritative guidance in the determination of the Tax Receivable Agreement (“TRA”) liability. The TRA is an obligation of Camelot Jersey Holdings Limited to transfer to the TRA Parties 85% of the amount of tax benefit, if any, realized or deemed realized as a result of the utilization of certain Covered Tax Assets, including existing tax basis in certain assets (“Basis Assets”), net operating losses (“NOLs”) and certain other deductions. Given that the realization of the tax benefits associated with the Covered Tax Assets is a future uncertain event, the TRA liability is considered a contingent liability.

In establishing the TRA liability, the Company followed the guidance in ASC 450-2-25-2, determining that it is probable that a TRA liability had been incurred and its amount can be reasonably estimated in relation to each type of Covered Tax Asset. The depreciation and amortization deductions generated in a particular year that are attributable to the Basis Assets are generally treated as having been utilized and having given rise to a tax benefit under the TRA prior to the utilization of any NOLs. Considering the Company’s projections of taxable income before utilization of depreciation and amortization deductions related to the Covered Tax Assets, the Company believes that it is appropriate to establish the TRA liability, with the amount of such liability being based on the portion of the Covered Tax Assets that the Company believes are likely to be utilized to give rise to a tax benefit covered by the TRA. Accordingly, the Company estimated a liability payable to the TRA Parties under the TRA, representing approximately 85% of the calculated tax savings based on the portion of the Basis Assets the Company anticipates being able to utilize in future years, recorded as a decrease to additional paid-in capital. The projection of future taxable income involves significant judgment and uncertainty. Actual taxable income may differ from the Company’s estimates, which could significantly impact the liability under the TRA. Because the Company anticipates generating depreciation and amortization deductions from the Covered Tax Assets in excess of its taxable income, the excess deductions will increase the amount of the Company’s NOLs that are Covered Tax Assets. The Company is unable to determine if or when the Company will utilize all of its Covered Tax Assets subject to the TRA; therefore, the Company has not recorded a liability under the TRA related to the tax benefits the Company may realize from the utilization of NOLs (including for this purpose any NOLs generated in the future the Covered Tax Assets). If utilization of these NOL carryforwards is possible in the future, at such time, the Company will evaluate an additional liability under the TRA, which will be recorded as a charge to its consolidated statement of operations.

March 29, 2019

In light of the foregoing, the Company has revised the disclosure on pages 156-157 of Amendment No. 1 with respect to Adjustment (N) of the Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet.

Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Performance Indicators

Annualized Contract Values, page 161

9.	You disclose that you calculate and monitor annualized contract value (“ACV”) for each of your groups; however, you only disclose total ACV. Tell us what consideration was given to disclosing ACV for each group for each period presented. Refer to Section III.B.1 of SEC Release 33-8350. Certain Non-GAAP Measures, page 168.

Response: The Company notes the Staff’s comment and respectfully advises the Staff that reporting ACV on a consolidated basis is consistent with the consolidated presentation of its other key performance metrics and other measures that are presented exclusively on a consolidated basis, including annual revenue renewal rates, subscription revenues and transactional revenues. As ACV is a forward-looking indicator of future subscription revenue, management also believes that a consolidated presentation is meaningful to investors. It is also consistent with the manner in which this information is presented to the Company’s CODM. The Company has revised its disclosure on page 167 of Amendment No. 1 to eliminate the reference to analysis of ACV by Group.

Certain Non-GAAP Measures, page 168

10.	We note your disclosure here and on page 161 indicating that the non-GAAP measures allow management to focus on the “most accurate indicators of [y]our continuous operational performance” and “more accurately reflect the underlying trends of [y]our operations.” These disclosures make your non-GAAP measures more prominent than the corresponding GAAP measures. Please remove these disclosures such that the non-GAAP measures are no longer more prominent.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on pages 166 and 176-178 of Amendment No. 1 to remove wording that non-GAAP measures allow management to focus on the “most accurate indicators of [its] continuous operational performance” and “more accurately reflect the underlying trends of [its] operations.” Additionally, the Company has repositioned these sections so they are less prominent as compared to GAAP measures.

March 29, 2019

Standalone Adjusted EBITDA, page 169

11.	We note your disclosure of Standalone Adjusted EBITDA as a performance measure. Please revise to remove the adjustments “excess standalone costs” and “costs savings”. In this regard, we note that these adjustments appear to be estimates and/or forecasts which are inconsistent with Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Response: The Company respectfully notes the Staff’s comment, but believes that its inclusion of adjustments for “excess standalone costs” and “costs savings” was not an individually tailored expense recognition method that was in violation of Rule 100(b) of Regulation G and therefore precluded under the Staff’s guidance in Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. The calculation of Standalone Adjusted EBITDA is identical to “Consolidated EBITDA” (as such term is defined in the Credit Agreement and the indenture governing the Notes) and the adjustments for “excess standalone costs” and “cost savings” are both items that are permitted to be added back pursuant to the definition of “Consolidated EBITDA”, a key measure used under the covenants contained in the Company’s Credit Facilities and Notes that the Company must comply with to avoid default under the Credit Facilities and in order to make certain dividend and other payments or investments or to be able to incur additional debt under both of these instruments. In addition, the Company believes that including the aforementioned adjustments provides additional information and transparency to investors because the measures exclude items that are not indicative of the Company’s recurring historical and future operating performance. “Excess standalone costs” are the difference between the Company’s “actual standalone infrastructure costs” and its “steady state standalone cost estimate.”  The actual standalone infrastructure costs include all costs that the Company has incurred to replace services under the Transition Services Agreement (“TSA”).

The Company’s payment obligations for most services under the TSA require the passage of time or notice for termination and the Company has at times had to incur costs under the TSA after it had implemented the infrastructure to replace them, as well as a ramp up period for establishing the necessary functions and infrastructure and a post-transition period for optimizing them.  Since its separation from Thomson Reuters, the Company has had to transition quickly to replace services provided under the TSA, with optimization of the relevant standalone functions typically following suit. Based on management’s experience with the transition and optimization, and the amounts and types of costs actually incurred, the Company has estimated what its standalone costs would be if the transition and optimization of its standalone functions had been completed prior to the periods reported in the Registration Statement.  The adjustment for cost savings has the effect of eliminating costs that are not indicative of the Company’s current and future operating performance, as they reflect the annualized costs savings that are achieved or implemented during a reporting period. Standalone Adjusted EBITDA as a non-GAAP measure is also a key measure used by management of the Company to assess the Company’s performance and the underlying trends and indicators of the business.

March 29, 2019

Liquidity and Capital Resources, page 171

12.	You disclose on page 174 that Consolidated EBITDA, which is used to calculate your consolidated coverage ratio, is “substantially similar” to Standalone Adjusted EBITDA as disclosed elsewhere in the filing. Please tell us what you mean by “substantially similar.” As part of your response, please quantify any differences between the measures.

Response: The Company respectfully notes the Staff’s comment and advises the Staff that Consolidated EBITDA and Standalone Adjusted EBITDA are the same and accordingly, the Company has revised the disclosure on page 174 of Amendment No. 1.

Critical Accounting Policies, Estimates and Assumptions

Goodwill, page 178

13.	We note your disclosures regarding the quantitative impairment test and the specific results of the Derwent test. Please tell us the percentage by which the fair value of the other reporting units exceeded their carrying value. Please expand your disclosure to state if true, that the estimated fair value substantially exceeded the carrying value for each of the other reporting units. To the extent any reporting unit’s fair value was not substantially in excess of its carrying value, disclose the percentage of excess fair value over carrying value for any such reporting unit.

Response: The Company respectfully notes the Staff’s comment and informs the Staff that as of October 1, 2018 the fair value of each of its reporting units, other than Derwent, exceeded their respective carrying values by at least 15%.

The Company has updated its disclosure on page 181 of Amendment No. 1 to indicate that the fair value of the Derwent reporting unit exceeded its carrying value by 2%, and the fair value of the Company’s other reporting units substantially exceeded their carrying values.

Index to Financial Statements

Camelot Holdings (Jersey) Limited

Consolidated Statements of Operations, page F-4

14.	On page 163 you describe Transactional revenue as content sales usually delivered instantly or in a short period of time, with the most significant components including “clearance searching” and “backfiles” products. Tell us what consideration was given to separately presenting product revenues in accordance with Rule 5-03 of Regulation S- X.

Response: The Company respectfully notes the Staff’s comment and advises the Staff that it considered the application of Rule 5-03 of Regulation S-X as it relates to “clearance searching” and “backfiles.” The Company notes that “clearance searching” and “backfiles” products comprise both individually and in the aggregate less than 10% of revenue. Furthermore, the Company notes that revenue from tangible products is less than 10% of the Company’s total revenue.

March 29, 2019

Notes to the Consolidated Financial Statements

Note 18. Product and Geographic Sales Information, page F-44

15.	We note that your product portfolio is split between the Science Group and the Intellectual Property Group and that there are several product lines under each for which you provide quantitative information. Please tell us the factors used to identify your reportable segments. In this regard, tell us how you evaluated ASC 280-10-50 in determining that you have one reportable segment.

Response: The Company respectfully notes the Staff’s comment and advises the Staff that it considered the guidance in ASC 280-10-50 in evaluating its reportable segments and in concluding the Company has one operating and reportable segment. A key component of the Company’s segment analysis is the determination of the Company’s chief operating decision maker (“CODM”).

The Company’s CODM is a subset of the Board of Directors, referred to as the operating committee of the Board of Directors (the “operating committee”). This determination was made based on an analysis of how decisions regarding the key operating decisions of the Company are made. The operating committee has extensive oversight into the Company, through a consolidated, Company-wide lens. The operating committee is ultimately responsible for assessing key operating decisions, capital allocations and allocation of resources to meet the Company’s business objectives. Examples of the operating committee’s involvement in the management of Company include its review and approval of the annual budget, including reviewing monthly budget versus actual and prior year operating results and making resource allocation decisions as a result; overseeing the treasury and cash management process; overseeing and approving mergers, acquisitions and dispositions activity; approving new vendor relationships and contracts; making significant capital expenditures; and approving key personnel changes, including significant involvement in the compensation structure of the Company.

Under ASC 280, companies are required to assess what financial information is available to the CODM and how it is used to assess performance and allocate resources. The operating committee, as CODM, primarily evaluates consolidated Standalone Adjusted EBITDA as its profitability measure to assess performance and allocate resources. While the Company operates in two product groups (the Science Group and the Intellectual Property Group) with several product lines under each, the CODM looks at consolidated, Company-wide information.

The CODM receives Monthly Operating Reports in assessing Company-wide performance, and allocating resources and making decisions. The Monthly Operating Reports contain consolidated metrics such as consolidated budget versus actual and prior year results for revenue, operating expenses, Standalone Adjusted EBITDA and capital expenditures; revenue and revenue growth; consolidated employee-related expenses and Standalone Adjusted EBITDA; and key metrics affecting headcount, cash cost and cost savings on a consolidated basis. The Monthly Operating Reports additionally contain revenue information at the product group- and product line-levels.

Accordingly, the Company’s CODM is the operating committee and the operating committee views financial information at a consolidated, Company-wide level. This consolidated information is used as a basis for resource allocation and decision making. As such, the Company operates and reports one segment under ASC 280.

March 29, 2019

Note 21. Subsequent Events, page F-48

16.	Please disclose the specific date through which subsequent events were evaluated. Refer to ASC 855-10-50-1. Similar concerns apply to Churchill Capital Corp’s disclosure on page F-69.

Response: The Company respectfully notes the Staff’s comment and advises the Staff that the Company has revised the disclosure on page F-48 of Amendment No. 1 under the caption “Subsequent Events” to include the date through which the subsequent events were evaluated. With respect to Churchill Capital Corp, the Company respectfully advises the Staff that Churchill considered the guidance set forth in ASC 855-10-50-1. Such guidance is applicable to entities that are non SEC filers. However, as Churchill is currently a SEC filer the Company respectfully submits that the inclusion of the date through which the subsequent events are evaluated is not applicable.

Churchill Capital Corp

Notes to Financial Statements

Note 3. Summary of Significant Accounting Policies, page F-60

17.	Revise your disclosure to clarify that upon consummation of the merger, Churchill will begin adopting new and revised accounting standards as they become effective to align with Clarivate and Camelot.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on page F-70 of Amendment No. 1 under the caption “Subsequent Events.”

General

18.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, presented to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retain copies of the communications.

Response: The Company respectfully notes the Staff’s comment and advises the Staff that the Company has not presented any written materials, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act, and the Company has not authorized anyone to do so on behalf of the Company. To the extent that there are any such written communications that the Company, or anyone authorized by the Company, presents to potential investors in reliance on Section 5(d) of the Securities Act, the Company will supplementally provide such materials to the Staff, whether or not such written communications will be retained by potential investors.

March 29, 2019

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (202) 637-2139 or my colleague, Shagufa R. Hossain, at (202) 637-2323 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Rachel W. Sheridan
Rachel W. Sheridan
of LATHAM & WATKINS LLP

Enclosures

cc:

Jay Nadler, Clarivate Analytics Plc

Richard Hanks, Clarivate Analytics Plc

Christine Archbold, Clarivate Analytics Plc

Stephen Hartman, Clarivate Analytics Plc

Shagufa R. Hossain, Latham & Watkins LLP

Christine Dietz, Securities and Exchange Commission

Frank Knapp, Securities and Exchange Commission

Matthew Crispino, Securities and Exchange Commission